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P.E. 4-30-02

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RECD S.E.C.
APR 3 0 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAY 0 7 2002
THOMSON FINANCIAL

Dated as of April 30, 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

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EXPLANATORY NOTE

Attached are the following items:

Exhibit	
1	Press Release, dated April 30, 2002, regarding the completion of the rights issue of 208,343,120 new ordinary shares of 10 pence each of Imperial Tobacco Group PLC.

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EXHIBIT 1

FOR IMMEDIATE RELEASE

April 30, 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, OR THE REPUBLIC OF IRELAND

IMPERIAL TOBACCO GROUP PLC

COMPLETION OF RIGHTS ISSUE

On April 30, 2002, Imperial Tobacco Group PLC (the "Company") announced the completion of the rights issue of 208,343,120 new ordinary shares of 10 pence each of the Company announced previously on March 7, 2002.

Enquiries:

Imperial Tobacco	Gareth Davis, Chief Executive Bob Dyrbus, Finance Director Alison Cooper, Group Financial Controller	+44 (0)20 7404 5959

Press Enquiries:

Imperial Tobacco	Liz Buckingham	+44 (0)117 963 6636

* * * * *

The securities offered in the Rights Issue, including the nil paid rights, the fully paid rights, the provisional allotment letters and the new Ordinary Shares, have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities. Imperial Tobacco does not intend to make a public offering of these securities in the United States.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date April 30, 2002

By [signature]
Trevor M Williams
Assistant Company Secretary

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